Exhibit (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Years Ended December 31

	1996	1997	1998	1999	2000

Consolidated income before income taxes	$172,092	$194,792	$198,217	$215,497	$160,156

Add:

Interest and amortization of debt expense	1,654	15,655	15,224	24,445	97,461

Interest portion of rental expense	2,414	3,693	4,849	5,449	10,608

Income as adjusted	$176,160	$214,140	$218,290	$245,391	$268,225

Fixed charges:

Interest and amortization of debt expense	$1,654	$15,655	$15,224	$24,445	$97,461

Capitalized interest	4,315	1,628	1,694	1,491	1,022

Interest portion of rental expense	2,414	3,693	4,849	5,449	10,608

Total fixed charges	$8,383	$20,976	$21,767	$31,385	$109,091

Ratio of earnings to fixed charges	21.0	10.2	10.0	7.8	2.5

64